UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Sequential Brands Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

81734P107
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

	[_]  Rule 13d-1(b)

	[+]  Rule 13d-1(c)

	[_]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13G
CUSIP No.
81734P107

1
Names of Reporting Persons

NSP Management, Inc.
2
Check the appropriate box if a member of a Group (see instructions)

(a)[ ]
(b)[ ]
3
Sec Use Only


4
Citizenship or Place of Organization

Marshall islands
Number of Shares Beneficially Owned by Each Reporting Person With:

5
  Sole Voting Power


  138,650

6
  Shared Voting Power




7
  Sole Dispositive Power


  138,650

8
  Shared Dispositive Power



9
Aggregate Amount Beneficially Owned by Each Reporting Person

138,650
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

8.40%
12
Type of Reporting Person (See Instructions)

OO



SCHEDULE 13G
CUSIP No.
81734P107

1
Names of Reporting Persons

Andrii Nesteruk
2
Check the appropriate box if a member of a Group (see instructions)

(a)[ ]
(b)[ ]
3
Sec Use Only


4
Citizenship or Place of Organization

Ukraine
Number of Shares Beneficially Owned by Each Reporting Person With:

5 Sole Voting Power

138,650

6 Shared Voting Power

7 Sole Dispositive Power

138,650

8 Shared Dispositive Power

9
Aggregate Amount Beneficially Owned by Each Reporting Person

138,650
10
Check box if the aggregate amount in row (9) excludes certain shares (See Instructions)

[ ]
11
Percent of class represented by amount in row (9)

8.40%
12
Type of Reporting Person (See Instructions)

IN


Item 1.
(a)	Name of Issuer:
Sequential Brands Group, Inc.

(b)	Address of Issuers Principal Executive Offices:
601 West 26th Street, 9th Floor, New York, NY 10001

Item 2.

(a) Name of Person Filing:
NSP Management, Inc.
Andrii Nesteruk

(b) Address of Principal Business Office or, if None, Residence:
The principal business address for each of the Reporting Persons is 01015, Ukraine, Kyiv, Staronavodnitskaia, 6B, app. 121

(c) Citizenship:
NSP Management, Inc.is a company incorporated in Marshall Islands
Andrii Nesteruk is a citizen of Ukraine

(d) Title and Class of Securities:
Common stock, par value $0.01 per share (the Common Stock)

(e) CUSIP No.:
81734P107

Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
(c), check whether the person filing is a:
(a) [_]	Broker or dealer registered under Section 15 of the Act;
(b) [_]	Bank as defined in Section 3(a)(6) of the Act;
(c) [_]	Insurance company as defined in Section 3(a)(19) of the Act;
(d) [_]	Investment company registered under Section 8 of the Investment Company
 Act of 1940;
(e) [_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [_]	An employee benefit plan or endowment fund in accordance with
Rule 13d-1(b)(1)(ii)(F);
(g) [_]	A parent holding company or control person in accordance with
Rule 13d-1(b)(1)(ii)(G);
(h) [_]	A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940;
(j) [_] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k) [_] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership
(a) Amount Beneficially Owned:
As of December 31, 2020 NSP Management, Inc beneficially owned 138,650 shares of Common Stock.
Andrii Nesteruk, as the major shareholder and Director of NSP Management, Inc., may be deemed to have beneficially owned the 138,650 shares of Common Stock beneficially owned by NSP Management, Inc.

(b) Percent of Class:

The following percentage is based on 1,651,484 shares of Common Stock outstanding as of November 11, 2020 as disclosed in the Issuers
10-Q statement with Securities and Exchange Commission on November 16, 2020.

As of December 31, 2020, each of the Reporting Persons may be deemed to have beneficially owned 8.40% of the outstanding shares of Common Stock.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
138,650

(ii)	Shared power to vote or to direct the vote:

(iii) Sole power to dispose or to direct the disposition of:
138,650

(iv) Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities,
check the following [   ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
Not applicable.

Item 8.	Identification and classification of members of the group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 4, 2021
NSP Management, Inc.
/s_/ Andrii Nesteruk
ANDRII NESTERUK
Authorized Person

/s_/ Andrii Nesteruk
ANDRII NESTERUK